

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 24, 2009

Yeon-su Kim
Chief Financial Officer and Secretary
Tremisis Energy Acquisition Corporation II
545-7 Dogok-Dong
SoftForum B/D, 7th Floor
Gangnam-Gu, Seoul, South Korea 135-270

> **Re:** **Tremisis Energy Acquisition Corporation II**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33814**

Dear Ms. Kim:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Directors, Executive Officers and Corporate Governance, page 35

Directors and Executive Officers, page 36

1. We note ambiguities in the biographical sketches for Mr. Jhong Won Kim (from January 2007 to March 2009) and Ms. Yeon-su Kim (prior to January 2007). Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held

during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

Security Ownership of Certain Beneficial Owners and Management . . . . , page 40

2.   Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

Financial Statements, page F-1

3.   Please provide to us your analysis of the accounting treatment for shares of common stock subject to possible conversion, which should include:

(a) the specific accounting literature to support your balance sheet presentation of these shares; and

(b) the specific accounting literature to support your presentation of "net income per share subject to possible conversion" on your statements of operations.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-335 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief